Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Product Supplement dated November 14, 2014, Amendment No. 1, dated November 14, 2014, to Pricing Supplement dated March 25, 2014 and Prospectus dated December 27, 2017)
UBS AG UBS SWITZERLAND AG ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN due March 25, 2044

This prospectus addendum relates to the series of outstanding Exchange Traded Access Securities entitled “ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN due March 25, 2044” (the “Securities”), which was previously issued by UBS AG and is part of a series of debt securities entitled “Medium Term Notes, Series A”. The Securities were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your Securities, UBS AG prepared a pricing supplement (as amended or supplemented from time to time), referred to as the “original pricing supplement”, relating to the Securities. UBS AG also prepared a product supplement (as amended from time to time), referred to as the “product supplement”, dated as of November 14, 2014, which supplements and forms part of the original pricing supplement. The original pricing supplement, which is Amendment No. 1, dated November 14, 2014, to the pricing supplement dated March 25, 2014, and the product supplement were attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated April 29, 2016. This prospectus addendum and the original pricing supplement and product supplement will be used by UBS AG in connection with the continuous offering of the Securities.

UBS AG has prepared a new “base” prospectus dated December 27, 2017. This new base prospectus replaces the base prospectus dated April 29, 2016. Because, except as provided herein, the terms of your Securities otherwise have remained the same, UBS AG is continuing to use the original pricing supplement and product supplement. As a result, you should read the original pricing supplement and product supplement for your Securities, which give the specific terms of your Securities, together with the new base prospectus dated December 27, 2017. When you read these documents, please note that all references in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated December 27, 2017, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original pricing supplement and product supplement to the base prospectus dated November  14, 2014, you should use the following website link to access the new base prospectus dated December 27, 2017:

https://www.sec.gov/Archives/edgar/data/1114446/000119312517380083/d486061d424b3.htm

Please also disregard the table of contents for the base prospectus dated November 14, 2014 that is provided in the original pricing supplement and product supplement. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop. Investments in the Securities do not benefit from any protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measures implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “—Material U.S. Federal Income Tax Consequences—Non-United States Holders” in the accompanying pricing supplement and is intended to be read in conjunction with the discussion therein.

Regulations issued under Section 871(m) of the Code impose a 30% withholding tax (subject to reduction under an applicable treaty) on deemed dividend amounts with respect to certain notes held by non-U.S. holders that are issued on or after January 1, 2017 and that reference U.S. equities or indices that include U.S. equities. If applicable, the deemed dividend amount is generally equal to the dividends that are paid on the equities that are referenced by the note. The regulations only apply to a contract that is issued before January 1, 2019 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations). We believe that the Securities should be treated as delta-one contracts for this purpose.

However, the Section 871(m) regulations provide that instruments that reference a “qualified index” generally are not subject to the Section 871(m) withholding tax. Although not free from doubt, we believe that the Index should be treated as a “qualified index”. Accordingly, subject to the discussion below, the Securities should not be subject to the Section 871(m) withholding tax.

Notwithstanding this exception, a note may not be treated as referencing a “qualified index” if, in connection with the note, an investor holds a related short position in one or more of the component securities in the “qualified index” (other than a short position in the entire index, or a “de minimis” short position with a value of less than 5% of the value of the long positions in the “qualified index”). Under this rule, a non-U.S. holder of Securities may not be treated as holding a contract that references a “qualified index”, and thus may be subject to Section 871(m) tax in respect of its Securities, if it holds a related short position in the components of the Index that exceeds the 5% threshold described above. Because of this possibility, custodians and other withholding agents may require a non-U.S. holder to make representations or certifications regarding the nature of any short positions that it holds with respect to the components of the Index in order to receive payments on the Securities without the imposition of the Section 871(m) withholding tax.

If you are a non-U.S. holder, you should consult your tax advisor about the application of Section 871(m) to your Securities.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original pricing supplement and product supplement and the new base prospectus, in connection with offers and sales of the Securities in market-making transactions. Please see “Supplemental Plan of Distribution” in the original pricing supplement and product supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.
Prospectus Addendum dated December 27, 2017